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                                                                  June 1, 2001



Securities and Exchange Commission,
      450 Fifth Street, N.W.,
           Washington, DC  20549.

                  Re:    Cablevision Systems Corporation
                         File No. 333-61942
                         Accession Number: 0000950123-01-503107
                         Filing Date: May 31, 2001
                         --------------------------------------

Dear Sir/Madam:

        Reference is hereby made to the Registration Statement on Form S-3 referred to above filed by the Registrant with the Securities and Exchange Commission on May 31, 2001. The Registrant hereby amends the facing page of such Registration Statement to include the following provision:

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 Securities and Exchange, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.


                                                           Sincerely,

                                                           /S/ Robert W. Downes
                                                           --------------------
                                                           Robert W. Downes
                                                           for and on behalf of
                                                           Cablevision Systems
                                                           Corporation

cc:      Barry Summer
         (Securities & Exchange Commission)

         Victoria D. Salhus
         (Cablevision Systems Corporation)

         Jonathan Jewett
         (Shearman & Sterling)

         John P. Mead
         (Sullivan & Cromwell)